UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended JULY 18, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission File Number.....001-34624
___________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, OR 97258

REQUIRED INFORMATION

Item 4.
Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Financial Statements and Exhibit

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Sterling Savings Bank Employee Savings
and Investment Plan and Trust
Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the "Plan") as of July 18, 2014 and December 31, 2013, and the related statement of changes in net assets available for benefits for the period from January 1, 2014 through July 18, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 18, 2014 and December 31, 2013, and the changes in net assets available for benefits for the period from January 1, 2014 through July 18, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
Spokane, Washington
January 23, 2015

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
July 18, 2014 and December 31, 2013

	July 18, 2014	December 31, 2013
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$—	$7,055,273
Money market and other cash equivalents	—	5,349,907
Mutual funds	—	94,819,406
Total investments, at fair value	—	107,224,586
Notes receivable from participants	—	2,642,063
Total assets	—	109,866,649

Net assets available for benefits	$—	$109,866,649

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Period from January 1, 2014 through July 18, 2014

Additions to net assets attributed to:
Investment income:
Interest	$145,295
Dividends	2,714,087
Net appreciation in fair value of investments	3,246,341
Total investment income	6,105,723

Contributions:
Participants	4,652,826
Rollovers from qualified plans	189,692
Employer	1,427,992
Total contributions	6,270,510

Litigation Settlement	1,821,606
Total income	14,197,839

Deductions from net assets attributed to:
Distributions to participants	14,085,126
Administrative expenses	53,102
Total deductions from net assets	14,138,228

Increase in net assets available for benefits	59,611

Transfer of assets to other plan	(109,926,260)

Net assets available for benefits:
Beginning of year	109,866,649
End of year	$—

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies

Basis of Accounting
The financial statements of the Sterling Savings Bank ("Sterling" or the "Employer") Employee Savings and Investment Plan and Trust (the "Plan") are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investments Valuation and Income Recognition
The Plan's investments are stated at fair value. Sterling Financial Corporation common stock is valued at the quoted market price on the last trading day of the year, which represents the value of shares held by the Plan at year end. Mutual funds are valued using quoted market prices representing the net asset value on the last trading day of the year.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that may affect certain reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for investing in various investment options including combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and the Plan document itself for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. Unless an employee elects otherwise, an eligible employee will be automatically enrolled in the Plan after 60 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Litigation Settlement
In April 2014, participants of the Plan who were included in the class action litigation that ended in 2013, received their portion of the litigation settlement. A total of $1,821,606 was received by the Plan and credited to the individual participant accounts.

Contributions
Subject to regulatory limitations, participants may contribute from 1% to 75% of their compensation up to the statutory maximum ($17,500 annually for both 2014 and 2013) through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee's contribution, not to exceed 10% of the participant's eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2014 or 2013.

Investment Options
Participant contributions and the Employer match are invested in separate investment options as designated by the individual participants. If not otherwise designated, the Employer match defaults to the same investment elections as the employee's contributions. Participants may elect to reallocate the amounts invested in each investment on any business day. The participant's investment in Sterling Financial Corporation common stock is limited to 50% of the participant's account balance. Effective in 2014, the Plan was amended to reduce the limitation on employer stock investments from the limit of 50% to 30%.

Participant Accounts
Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution (including any rollover contributions), an allocation of Sterling's contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling's contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. Each participant's benefit is the amount of any balance that has accumulated in his or her account.

Vesting
A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling's contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Forfeitures
Forfeitures resulting from the nonvested portions of participants' accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. Amounts forfeited during 2014 and 2013 totaled $77,377 and $122,095, respectively. Forfeitures in the amount of $19,297 and $88,278 were used to pay administrative expenses of the Plan during 2014 and 2013, respectively. The remaining forfeiture balances at July 18, 2014 were $0, as forfeiture balances of $122,798 were transfered out of the Plan. The remaining forfeiture balances at December 31, 2013 were $64,718 and were available to pay administrative expenses and/or reduce employer contributions. No forfeitures were used to offset Employer contributions during 2014 and 2013.

Payment of Benefits
Distributions are made upon termination, death, disability, retirement or qualifying hardships. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum; or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. Any amounts less than $1,000 are automatically distributed in cash.

Notes Receivable from Participants
A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one note receivable can be outstanding at a time and it can be no more than $50,000 minus the participant's highest outstanding note receivable amount during the prior twelve months. The notes receivable are secured by the vested balance in the participant's account and bear a fixed rate of interest set at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all notes receivable funded during the next month. In 2014, interest income from notes receivable from participants was approximately $56,000. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the note receivable is for the purchase of the participant's primary residence. Participants pay an origination fee, as well as an annual maintenance fee. If a note is not repaid when due, the note balance is treated as a taxable distribution from the Plan.

Administrative Expenses
Each share of Sterling Financial Corporation common stock purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for participant requested services. Either the Plan or Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as other fees, expenses and commissions.

Hardship Withdrawals
Hardship withdrawals of the participants' contributions are permitted by the Plan in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). Following a hardship withdrawal, the participant cannot make a pre-tax deferral or after-tax contribution for six months following receipt of the distribution.

2. Plan Termination

On April 18, 2014, Sterling Financial Corporation merged with and into Umpqua Holdings Corporation ("Umpqua") with Umpqua continuing as the surviving corporation. Immediately following the merger, Sterling merged with and into Umpqua's wholly owned subsidiary, Umpqua Bank. Thereafter, the employees of Sterling became employees of Umpqua Bank. The Sterling Financial Corporation stock held by participants of the Plan was converted to shares of Umpqua stock at an exchange rate of 1.671 to one; in addition, each share received $2.18 of cash. The assets of the Plan were frozen as of April 18, 2014. On July 7, 2014, the majority of the assets were merged into the Umpqua Bank 401(k) and Profit Sharing Plan. Certain income payments were received by the Plan and immediately transferred to the Umpqua Bank 401(k) and Profit Sharing Plan with all activity ending by July 18, 2014.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

3. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2013.

Fidelity Freedom 2025 Fund	$11,216,449
Fidelity Freedom 2020 Fund	9,944,259
Fidelity Freedom 2030 Fund	9,256,166
Fidelity Freedom 2035 Fund	7,182,653
Sterling Financial Corporation common stock	7,055,273
Fidelity Freedom 2015 Fund	6,643,876
Dodge & Cox International Stock Fund	6,299,364

4. Fair Value Measurements

The framework for defining and measuring fair value requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•
Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

•
Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•
Level 3 inputs are significantly unobservable, reflecting the reporting entity's own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements

Assets and Liabilities Measured at Fair Value on a Recurring Basis.    The following presents the Plan's financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3

Balance, December 31, 2013:

Sterling Financial Corporation Common stock	$7,055,273	$7,055,273	$0	$0
Money market and other cash equivalents	5,349,907	5,349,907	0	0
Mutual funds:
Blend funds	68,582,557	68,582,557	0	0
Growth funds	14,457,905	14,457,905	0	0
Fixed Income funds	3,493,198	3,493,198	0	0
Value funds	8,285,746	8,285,746	0	0
Total mutual funds	94,819,406	94,819,406	0	0

Total investments, at fair value	$107,224,586	$107,224,586	$0	$0

Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year. The Money Market fund is a type of mutual fund that is valued using $1 per share for the Net Asset Value. Sterling Financial Corporation common stock was valued at its quoted market price on the last trading day of the year.

5. Income Tax Status

The Internal Revenue Service ruled on March 31, 2008 that the Volume Submitter Profit Sharing Plan with CODA (the prototype plan document of Fidelity Management & Research Co. utilized by the Plan) qualifies under Section 401(a) of the Code and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. Although the Plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

6. Parties-In-Interest

Certain Plan investments were shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No direct transaction fees or commissions were paid, or are payable, by the Plan through the Trust relating to these funds in 2014.

Certain Plan investments were shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation was the parent company of Sterling, and therefore these transactions also qualify as party-in-interest transactions. On April 18, 2014, the Sterling Financial Corporation common stock became Umpqua Holdings Corporation common stock, which is the parent company of Umpqua Bank.

7. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Signatures

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust

Date: January 23, 2015
/s/ Ezra Eckhardt
Ezra Eckhardt
Executive Vice President, Shared Services Executive

S- 1

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm

E- 1